Exhibit 99.2

CRYOLIFE, INC.
2004 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

                This 2004 Non-Employee Directors Stock Option Plan (the “Plan”) is established to attract, retain and compensate for service as members of the Board of Directors highly qualified individuals who are not current employees of CryoLife, Inc. (the “Company”) and to enable them to increase their ownership in the Company’s Common Stock. This Plan will be beneficial to the Company and its stockholders since it will allow these Directors to have a greater personal financial stake in the Company through the ownership of Common Stock of the Company, in addition to underscoring their common interest with stockholders in increasing the value of the Company over the longer term.

            1.       Eligibility.        All members of the Company’s Board of Directors who are not current employees of the Company or any of its subsidiaries (“Non-Employee Directors”) are eligible to participate in this Plan.

            2.       Options.        No stock options granted pursuant to this Plan (“Options”) may be “incentive stock options” under Section 422 of the Internal Revenue Code of 1986, as amended.

            3.       Shares Available.

                        (a)       Number of Shares Available. There are hereby reserved for issuance under this Plan an aggregate of 500,000 shares of Common Stock, $.01 par value per share, which shares may be authorized but unissued shares, treasury shares, or shares purchased on the open market or privately. To the extent any shares of Common Stock covered by an Option are not delivered to a grantee because the Option is forfeited or canceled, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of Common Stock available for delivery under the Plan. If the exercise price of any stock option granted under the Plan is satisfied by tendering shares of Common Stock to the Company (by actual delivery), only the number of shares of Stock issued net of the shares of Stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan up to a maximum of 100,000 shares.

                        (b)        Recapitalization Adjustment. In the event of a reorganization, recapitalization, stock split, stock dividend, combination of shares, merger, consolidation, rights offering, or any other change in the corporate structure or shares of the Company, adjustments in the number and kind of shares authorized by this Plan, and in the number and kind of shares covered by outstanding Options under this Plan, and in the option price thereof, shall be made if, and in the same manner as, such adjustments are made to options issued under any of the Company’s plans then in effect pursuant to which incentive stock options may be granted.

              4.        Initial and Annual Grant of Stock Options.

                        (a)        Each individual who is appointed or elected as a Director of the Company for the first time shall automatically receive an Option to purchase 10,000 shares of Common Stock on the next business day after such appointment or election (an “Initial Award Date”). This Option shall be in addition to any option granted pursuant to Section 4(b).

                        (b)        On the first business day (an “Award Date”) following the Company’s 2004 Annual Meeting of Stockholders (the “2004 Meeting”), and following each succeeding Annual Meeting of Stockholders thereafter, each individual elected, reelected or continuing as a non-employee Director after such Annual Meeting shall automatically receive an Option to purchase 10,000 shares of Common Stock.

                        (c)        Notwithstanding the foregoing, if, on an Initial Award Date or an Award Date, the Chief Executive Officer or Chief Financial Officer, in consultation with the legal counsel of the Company, determines, in his/her sole discretion, that the Company is in possession of material, undisclosed information about the Company, then that grant of Options to non-employee Directors shall be suspended until the second day after public dissemination of such information, and the price, exercisability dates and option period shall then be determined by reference to such later date. If Common Stock is not traded on the New York Stock Exchange or on any other securities exchange on any date a grant would otherwise be awarded, then the grant shall be made the next day thereafter on which Common Stock is so traded. All Option grants pursuant to this Plan shall be evidenced by a written instrument consistent with the provisions hereof.

                5.       Option Price.        The price of the Option shall be the closing price of the Company’s Common Stock on the New York Stock Exchange on the Initial Award Date or Award Date, as the case may be.

                6.       Option Period.        Subject to the limitations set forth in this Plan, an Option granted under the Plan shall vest and become exercisable on the Option’s respective Initial Award Date or Award Date. Subject to the limitations set forth in the Plan, the Option may be exercised at any time after its Initial Award Date or Award Date, as the case may be, provided that at the time of exercise all of the conditions set forth in the Plan have been met. Notwithstanding the foregoing, no Option may be exercised later than five years after the date of grant thereof.

                7.       Payment.        The Option exercise price shall be paid in cash in U.S. dollars at the time the Option is exercised or in shares of Common Stock of the Company having an aggregate value equal to the Option exercise price (determined as of the first business day prior to the date of exercise, pursuant to the formula set forth in paragraph 5 above) or by a combination of cash and Common Stock. In addition, to the extent permitted by applicable law and regulations, a grantee may elect to pay the exercise price upon the exercise of an Option by authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise.

                8.       Cessation of Service.        If a grantee leaves the Board of Directors while in good standing, for any reason, including, without limitation, resignation or death, such grantee’s Options shall remain in effect and exercisable, and shall expire as if the grantee had remained a non-employee Director of the Company. Upon the death of a non-employee Director, his or her Options shall be exercisable by his/her legal representatives or heirs, but in no event may the Options be exercised beyond the last date which they could have been exercised had the non-employee Director not died.

                9.       Administration and Amendment of the Plan.        The Board may amend, alter, or discontinue this Plan, but, except as otherwise provided herein, no amendment, alteration, or discontinuation shall be made which would impair the rights of a grantee under an Option theretofore granted, without the grantee’s consent, or which, without the approval of the Company’s stockholders, would:

                        (i)        increase the number of shares that may be issued under the Plan (except by certain adjustments provided for under the Plan);

                        (ii)        change the class of persons eligible to receive Options under the Plan;

                        (iii)        change the requirements of Section 5 hereof regarding the Exercise Price;

                        (iv)        amend the Plan in a manner that would require approval of the Company’s stockholders under applicable law, regulation or rule.

Notwithstanding any of the foregoing, adjustments pursuant to Section 3, paragraph (b) shall not be subject to the foregoing limitations of this Section 9.

                Options may not be granted under the Plan after the date of termination of the Plan, but Options granted prior to that date shall continue to be exercisable according to their terms.

                Subject to the above provisions, the Board shall have broad authority to amend this Plan to take into account changes in applicable securities and tax laws and accounting rules, as well as other developments.

                The Board of Directors may not, without first obtaining stockholder approval, “reprice” outstanding Options or SARs as such term is used by the SEC or NYSE or otherwise lower their exercise or base prices.

            10.       Transferability.        Except as otherwise provided in this paragraph 10, the Options granted under this Plan are not transferable other than as designated by the grantee by will or by the laws of descent and distribution, and during the grantee’s life, may be exercised only by the grantee. However, the grantee may transfer the Option for no consideration to or for the benefit of the grantee’s Immediate Family (including, without limitation, to a trust for the benefit of the grantee’s Immediate Family or to a partnership or limited liability company for one or more members of the grantee’s Immediate Family or to an IRA for the benefit of one or more members of his Immediate Family), subject to such limits as the Board may establish, and the transferee shall remain subject to all the terms and conditions applicable to such Option prior to such transfer. The foregoing right to transfer the Option shall apply to the right to consent to amendments to the grant agreement and shall also apply to the right to transfer ancillary rights associated with the Option. The term “Immediate Family” shall mean the grantee’s spouse, parents, children, stepchildren, adoptive relationships, sisters, brothers and grandchildren (and, for this purpose, shall also include the grantee).

            11.       Miscellaneous.        Except as provided in this Plan, no non-employee Director shall have any claim or right to be granted an Option under this Plan. Neither this Plan nor any actions hereunder shall be construed as giving any Director any right to be retained in the service of the Company.

            12.       Effective Date and Term of Plan.        This Plan shall be effective only if stockholder approval of this Plan is obtained at the Company’s 2004 Annual Meeting of Stockholders. If stockholder approval is not obtained at the 2004 Annual Meeting of Stockholders, no grants shall be made under this Plan. The first grants made under this Plan shall be the grants made on the first business day after the 2004 Annual Meeting to non-employee Directors pursuant to Section 4 above. This Plan shall remain in effect through the fifth annual meeting of stockholders following the 2004 Annual Meeting (the “Fifth Meeting”). Assuming the Company continues to convene and hold its regularly scheduled annual meetings, the Company’s 2009 Annual Meeting of Stockholders will be the Fifth Meeting. Grants made on the first business day after the Fifth Meeting pursuant to Section 4 may be made under this Plan.